CIRQ PLUS, INC.



ANNUAL REPORT

1475 N. Scottsdale Rd

Scottsdale, AZ 85257

(480) 289-6116

www.cirqplus.com

This Annual Report is dated April 28, 2022.

BUSINESS

CIRQ Plus, Inc. ("Cirq+" or the "Company") is a corporation organized under the laws of the state of Delaware, has created an industry-leading, smart, automation platform that modernizes aging, commercial properties, finally bringing them into the 21 century. In the wake of the COVID-19 pandemic, CIRQ+ extended its platform capabilities and developed to our knowledge CBOT, the world's first IoT autonomous disinfection robot that eliminates dangerous pathogens without manual labor, helping protect people and creating healthier, safe spaces for all.

CIRQ+'s business model at its core instantly modernizes commercial properties by coupling its patented AI Cloud controlling a modular Smart Room tech hub that intelligently manages an IoT mesh network of sensors and devices to streamline operations. This creates, to our knowledge, an industry-first freestanding Energy Management System that can save properties 25 – 50% on energy costs while cutting down carbon emissions.

When COVID-19 devastated businesses across the nation, CIRQ+ leveraged its AI platform to launch CIRQ+CLEAN and CBOT, developing to our knowledge, the world's first IoT Autonomous Touchless disinfecting robot, to establish a higher standard of cleaning protocols for commercial properties. CBOT navigates through spaces electrostatically spraying without manual labor, helping reduce the risk of people being exposed to highly contagious pathogens creating healthier, safe spaces for all today and in the future.

CIRQ Plus, Inc. is a Delaware C-Corporation that is headquartered in Arizona. CIRQ Plus, Inc. is currently operating in the pre-revenue stage of development. It was formed in 2016 when its principal shareholder ATOM Innovations + Development, Inc. spun off a portion of its assets to form CIRQ Plus, Inc.

ATOM Innovation (ATOM) is a full-service research and development firm that conceived and validated the concept of a modular Smart Room platform and robotic disinfecting robot. ATOM spun out CIRQ+ in Dec 2016 establishing it as a Delaware Corp with a separate management team. ATOM is the largest investor to date and has extended a line of credit for CIRQ+ that provides an additional means of managing expenses and operating costs.

ATOM has 1 board seat. Patents are licensed to CIRQ+ to develop, market, and sell worldwide exclusively. CIRQ+ has all rights under the terms to IP developed by ATOM for existing and new patents related to the application and field of use as each innovation is created. Additionally, CIRQ+ has operated under bootstrapped philosophy of simplicity and flexibility during the early stages allowing the company to maximize investment dollars while minimizing overhead.

CIRQ PLUS has 6 significant and broad patents: 10,021,801 (Utility- Modular Hub / System) - 10,383,170 (Method Business Energy Management System / Guest Experience) - 10,736,176 (Method Utility / Energy Managements / IoT Devices / Energy Savings) 11,064,565 (Method Voice Personification) Multiple have allowed claims and are pending issued number. Method Voice Assistant Disabling / Data Capture. There are multiple other patents in process at different stages.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $605,365.00

Number of Securities Sold: 182,228

Use of proceeds: Operations and development

Date: October 22, 2019
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $50,000.00

Use of proceeds: Operations and development

Date: August 24, 2020
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $500,000.00

Use of proceeds: Operations and Development

Date: September 22, 2017
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $500,000.00

Use of proceeds: Operations and Development

Date: July 18, 2018
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $10,000.00

Use of proceeds: development and operations

Date: September 16, 2020
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Revenue

2021 continued to be challenging year as a result of the ongoing COVID-19 pandemic that resulted in scaled back customer spending which impacted their ability to commit to making purchases of the product and services of the company. Multiple partnership agreements were secured for the CBOT system in 2021 that resulted in a revenue event in late Q3 for CBOT. The Company believes that this expanded product and services offering will allow the Company to diversify into multiple markets and thus providing greater opportunity to realize revenue.

Cost of sales

Cost of sales in 2021 were approximately $12,407 in fiscal year 2021, down from $53,176 in 2019's as the company was focused on research and development while securing partnership agreements.

Gross margins

No gross margins changes were realized in 2021 from 2020 as the Company was continuing to operate in Startup mode.

Expenses

The Company's expenses in 2021 from 2020 continued to be bootstrapped helping streamline and sustain operations through the continued COVID-19 pandemic period. Expenses included research, development, prototyping, marketing, patents, salaries, and travel.

Historical results and cash flows:

CIRQ PLUS is currently in the pre-production phase and is pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the company plans to stan sales of its automation and disinfecting robot platforms in 2022 based on the foundation of existing signed purchase and sales agreements.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $0.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Convertible Notes 1 - DATJN CIRQ (2 notes with same terms)

Amount Owed: $500,000.00

Interest Rate: 5.0%

Maturity Date: March 21, 2022

The conversion price per share is equal to seventy percent (75%) of the per-share interest price of the Qualified Securities issued in a Qualified Financing. Please see the Offering Memorandum for further details.

Creditor: Convertible Note 2 - Desmond Smith

Amount Owed: $500,000.00

Interest Rate: 5.0%

Maturity Date: April 11, 2022

The conversion price per share is equal to seventy percent (75%) of the per-share interest price of the Qualified Securities issued in a Qualified Financing. Please see the Offering Memorandum for further details.

Creditor: Mirsine Deros

Amount Owed: $150,000.00

Interest Rate: 5.0%

Maturity Date: October 14, 2022

Creditor: Willam Smallwood

Amount Owed: $102,500.00

Interest Rate: 5.0%

Maturity Date: November 15, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Yani Deros

Yani Deros 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: December 02, 2016 - Present

Responsibilities: Executive leadership of corporate operations, partnerships, fundraising, and development. He works approximately 60-80 hours a week with a deferred salary and no equity compensation in place. With a successful next round of financing that could include the StartEngine campaign, Yani will begin receiving a salary of $125,000 annually.

Position: Chairman of the Board

Dates of Service: December 02, 2016 - Present

Responsibilities: Making decisions on the direction for the organization, approving organizational policies and planning, supply management guidance, monitoring financial goals and objectives.

Other business experience in the past three years:

Employer: ATOM Innovation + Product Development

Title: President

Dates of Service: March 03, 2003 - Present
Responsibilities: Providing input on the product development effort for the company. Yani works approximately 20-25 hours a weeks with a salary of $75,000 annually.

Name: Jodi Deros

Jodi Deros's current primary role is with ATOM Innovation + Product Development. Jodi Deros currently services 30 - 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CMO

Dates of Service: December 02, 2016 - Present

Responsibilities: Leading the marketing, branding, and advertising efforts for the company. Jodi works approximately 20-25 hours per week with a deferred salary with no equity compensation.

Position: Board of Directors

Dates of Service: December 02, 2016 - Present

Responsibilities: Provide direction for the company, establish policies and governance, monitor finances, organization planning, support CEO

Other business experience in the past three years:

Employer: ATOM Innovation + Product Development

Title: CEO, VP, and Managing Director

Dates of Service: March 03, 2003 - Present
Responsibilities: Leading company operations, branding, graphics effort for the company. She works approximately 30 - 40 hours a week with a salary of $75,000 annually.

Name: Richard Walsh

Richard Walsh's current primary role is with Travel Marketing Dynamics. Richard Walsh currently services 30-40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: President

Dates of Service: April 04, 2016 - Present

Responsibilities: Business strategy and partnerships, Outbound, Marketing, Customer relations. Richard works 8-10 hours a week. Salary is deferred but with equity compensation.

Other business experience in the past three years:

Employer: Travel Marketing Dynamics

Title: CEO / Founder

Dates of Service: February 06, 1995 - Present
Responsibilities: Develop custom strategies for hotels transitioning into technology solutions. He works 30-40 hours a week.

Name: Anton Steenman

Anton Steenman's current primary role is with Elite Pacific, LLC dba Corcoran Pacific Properties. Anton Steenman currently services 40 Hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board of Directors

Dates of Service: June 15, 2017 - Present

Responsibilities: Provide direction for the company, establish policies and governance, monitor finances, organization planning, support CEO. Hours worked are minimal and vary based on board or corporate meetings. This position has no salary compensation and has equity compensation.

Other business experience in the past three years:

Employer: Kitu Systems, Inc.

Title: Non Executive Director

Dates of Service: June 08, 2015 - Present
Responsibilities: Company overview, policies, guidance and strategy

Other business experience in the past three years:

Employer: Elite Pacific, LLC dba Corcoran Pacific Properties

Title: President & CEO

Dates of Service: June 11, 2018 - Present
Responsibilities: Overseeing responsibilities for day-to-day operations across all lines of the real estate rentals and brokerage business. Includes investment priorities, revenue growth, profitability and strategy

Other business experience in the past three years:

Employer: Mcintyre Capital Partners, LLC

Title: Managing Director

Dates of Service: September 14, 2020 - Present
Responsibilities: Managing Director; Contract position. Provided capital formation, buy-side, and sell-side mergers & acquisitions advisory.

Other business experience in the past three years:

Employer: Upside Partners, Inc.

Title: Non Executive Director

Dates of Service: October 01, 2021 - Present
Responsibilities: Board member and strategic adviser.

Other business experience in the past three years:

Employer: Choice Capital Management, LLC

Title: President

Dates of Service: September 01, 2014 - Present
Responsibilities: Involved in managing private investment firm in a variety of industries including technology and real estate.

Name: Nipun Patel

Nipun Patel's current primary role is with Venus Group, Inc.. Nipun Patel currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board of Directors

Dates of Service: September 24, 2018 - Present

Responsibilities: Provide direction for the company, establish policies and governance, monitor finances, organization planning, support CEO. Hours worked are minimal and vary based on board or corporate meetings. This position has no salary compensation.

Other business experience in the past three years:

Employer: Venus Group, Inc.

Title: Director, Strategy & Innovation

Dates of Service: May 08, 2017 - Present
Responsibilities: Oversee and direct company strategic initiatives, partnerships and innovations.

Name: Doug Fiscella

Doug Fiscella's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: VP Corporate Development

Dates of Service: October 11, 2021 - Present

Responsibilities: Doug is full time working 40+ hours a week. Compensation is deferred. With a successful next round of financing that could include the StartEngine campaign, Doug will begin receiving a salary of $100,000 annually.

Other business experience in the past three years:

Employer: BBSI

Title: Area Manager - Vice President

Dates of Service: January 03, 2020 - August 31, 2021
Responsibilities: Working with companies to reduce risk while increasing operational efficiencies and profitability.

Other business experience in the past three years:

Employer: CleanRoom Resources

Title: Owner

Dates of Service: January 01, 2017 - December 31, 2019
Responsibilities: Marketing, sales and US distribution for Exyte Technology (formerly M+W Product's) ceiling grids and fan filter units as well as being the US Construction partner for Valutek contamination control products.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Series A Common

Stockholder Name: ATOM, Inc.

Amount and nature of Beneficial ownership: 2,000,000

Percent of class: 93.63

RELATED PARTY TRANSACTIONS

None

OUR SECURITIES

The company has authorized Preferred Stock, Series A Common, Series B Common, Convertible Notes 1 - DATJN CIRQ, Convertible Note 2 - Desmond Smith, SAFE, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 112,041 of Series B Common.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

1 Vote per share

Material Rights

There are no material rights associated with Preferred Stock.

Series A Common

The amount of security authorized is 5,000,000 with a total of 2,000,000 outstanding.

Voting Rights

Voting rights: 10 Votes for each share

Material Rights

Series B Common

The amount of security authorized is 10,000,000 with a total of 1,361,378 outstanding.

Voting Rights

1 Vote per share. Please see Material Rights for further information.

Material Rights

The total amount outstanding includes 340,525 of Series B Common shares to be issued pursuant to stock options, reserved but unissued.

Convertible Notes 1 - DATJN CIRQ

The security will convert into Series b common and the terms of the Convertible Notes 1 - DATJN CIRQ are outlined below:

Amount outstanding: $500,000.00

Maturity Date: April 11, 2022

Interest Rate: 5.0%

Discount Rate: 25.0%

Valuation Cap: None

Conversion Trigger: Company raises an aggregate of at least two million dollars (excluding the issuance or conversion of the Notes).

Material Rights

If a Qualified Financing (defined below) occurs prior to the Maturity Date ("Automatic Conversion Date"), all principal of and accrued interest on the Notes shall automatically and mandatorily convert into the type of security issued in such Qualified Financing ("Qualified Securities") at a conversion price per membership interest or share (as the case may be) equal to seventy percent (75%) of the per share or per membership interest price of the Qualified Securities issued in a Qualified Financing

All payments of interest and principal under the Notes shall be in lawful money of the United States of America. All payments hereunder shall be applied first to any unpaid accrued interest, second to payment of all, if any, other amounts except principal due under or in respect of this Note, and third to the repayment of the unpaid principal amount.

If a Liquidity Event occurs prior to (i) repayment of the remaining principal and interest of the Note or (ii) a Qualified Financing, the Holder will be entitled to receive payment in an amount equal to one-hundred percent (100%) of all outstanding principal and accrued interest payable within sixty (60) business days following the occurrence of the Liquidity Event. A "Liquidity Event" means (a) a sale by the Company of all or substantially all of its assets or (b) the closing of the Company's first firm commitment underwritten public offering of the Company's common stock registered under the Securities Act of 1933.If a Liquidity Event occurs prior to (i) repayment of the remaining principal and interest of the Note or (ii) a Qualified Financing, the Holder will be entitled to receive payment in an amount equal to one-hundred percent (100%) of all outstanding principal and accrued interest payable within sixty (60) business days following the occurrence of the Liquidity Event. A "Liquidity Event" means (a) a sale by the Company of all or substantially all of its assets or (b) the closing of the Company's first firm commitment underwritten public offering of the Company's common stock registered under the Securities Act of 1933.

Convertible Note 2 - Desmond Smith

The security will convert into Series b common and the terms of the Convertible Note 2 - Desmond Smith are outlined below:

Amount outstanding: $500,000.00

Maturity Date: March 21, 2022

Interest Rate: 5.0%

Discount Rate: 25.0%

Valuation Cap: None

Conversion Trigger: Company raises an aggregate of at least two million dollars (excluding the issuance or conversion of the Notes).

Material Rights

If a Qualified Financing (defined below) occurs prior to the Maturity Date ("Automatic Conversion Date"), all principal of and accrued interest on the Notes shall automatically and mandatorily convert into the type of security issued in such Qualified Financing ("Qualified Securities") at a conversion price per membership interest or share (as the case may be) equal to seventy percent (75%) of the per share or per membership interest price of the Qualified Securities issued in a Qualified Financing

All payments of interest and principal under the Notes shall be in lawful money of the United States of America. All payments hereunder shall be applied first to any unpaid accrued interest, second to payment of all, if any, other amounts except principal due under or in respect of this Note, and third to the repayment of the unpaid principal amount.

If a Liquidity Event occurs prior to (i) repayment of the remaining principal and interest of the Note or (ii) a Qualified Financing, the Holder will be entitled to receive payment in an amount equal to one-hundred percent (100%) of all outstanding principal and accrued interest payable within sixty (60) business days following the occurrence of the Liquidity Event. A "Liquidity Event" means (a) a sale by the Company of all or substantially all of its assets or (b) the closing of the Company's first firm commitment underwritten public offering of the Company's common stock registered under the Securities Act of 1933.

SAFE

The security will convert into With financing event it will convert in preferred stock. if a liquidity event than the seciruty will convert into common b shares and the terms of the SAFE are outlined below:

Amount outstanding: $50,000.00

Interest Rate: %

Discount Rate: %

Valuation Cap: None

Conversion Trigger: Financing Event or Liquidity Event

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into With financing event it will convert in preferred stock. if a liquidity event than the seciruty will convert into common b shares and the terms of the SAFE are outlined below:

Amount outstanding: $10,000.00

Interest Rate: %

Discount Rate: %

Valuation Cap: None

Conversion Trigger: Financing Event or Liquidity Event

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2022.

CIRQ PLUS, INC.

By   /s/ *Yani Deros*

        Name: CIRQ PLUS, INC.

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

CIRQ+, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
CIRQ+, Inc.
Scottsdale, Arizona

We have reviewed the accompanying financial statements of CIRQ+, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021, and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 26, 2022
Los Angeles, California

CIRQ+ Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	1,673	$	4,995
Accounts receivable—net		-		44,400
Amount due from a related party		-		9,000
Inventories		-		285,377
Total current assets		**1,673**		**343,772**
Property and equipment, net		847		1,130
Total assets	**$**	**2,521**	**$**	**344,902**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	225,677	$	364,019
Credit Card		1,686		843
Line of Credit		265,491		-
Promissory Note		277,500		150,000
Other current liabilities		103,188		91,059
Total current liabilities		**873,541**		**605,920**
Convertible Note		1,000,000		1,000,000
Total liabilities		**1,873,541**		**1,605,920**
STOCKHOLDERS EQUITY				
Common Stock Class A		2,000		2,000
Common Stock Class B		1,357		970
Additional Paid In Capital		559,766		571,328
Retained earnings/(Accumulated Deficit)		(2,434,144)		(1,835,317)
Total stockholders' equity		**(1,871,021)**		**(1,261,019)**
Total liabilities and stockholders' equity	**$**	**2,521**	**$**	**344,902**

See accompanying notes to financial statements.

CIRQ+ INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net revenue	$ 30,000	$ -
Cost of goods sold	408,649	-
Gross profit	(378,649)	-
Operating expenses		
General and administrative	148,845	430,081
Sales and marketing	12,407	53,176
Total operating expenses	161,252	483,257
Operating income/(loss)	(539,901)	(483,257)
Interest expense	58,927	-
Other Loss/(Income)	-	(644,123)
Income/(Loss) before provision for income taxes	(598,828)	160,866
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (598,828)**	**$ 160,866**

See accompanying notes to financial statements.

CIRQ+ INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock Class A		Common Stock Class B		Additional Paid	Retained earnings/	Total Shareholder
(in , $US)	**Shares**	**Amount**	**Shares**	**Amount**	**In Capital**	**(Accumulated Deficit)**	**Equity**
Balance—December 31, 2019	2,000,000	2,000	**823,707**	**$ 824**	**$ 73,208**	**$ (1,996,183)**	**$ (1,920,151.52)**
Issuance of Stocks			134,215	134	498,120		498,254
Issuance of Restricted Stocks			12,000	12	1		13
Net income/(loss)						160,866	160,866
Balance—December 31, 2020	2,000,000	2,000	969,922	970	571,328	$ (1,835,317)	**$ (1,261,019)**
Issuance of Stocks			387,455	387			387
Shared-based compensation					3.17		3
Capital distribution					(11,565)		(11,565)
Net income/(loss)						(598,828)	(598,828)
Balance—December 31, 2021	**2,000,000**	**$ 2,000**	**1,357,377**	**$ 1,357**	**$ 559,766**	**$ (2,434,144)**	**$ (1,871,021)**

See accompanying notes to financial statements.

CIRQ+ INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (598,828)	$ 160,866
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	282	282
Shared-based compensation	3	13
Changes in operating assets and liabilities:		
Accounts receivable	44,400	(44,400)
Inventory	285,377	(285,377)
Amount due from a related party	9,000	
Accounts payable and accrued expenses	(138,342)	(439,546)
Credit Cards	843	843
Other current liabilities	12,129	65,851
Net cash provided/(used) by operating activities	**(385,135)**	**(541,468)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	-	(458)
Net cash provided/(used) in investing activities	**-**	**(458)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing on Promissory Note	127,500	-
Line of Credit	265,491	
Issuance of stocks	387	498,254
Capital distribution	(11,565)	
Net cash provided/(used) by financing activities	**381,813**	**498,254**
Change in cash	(3,322)	(43,671)
Cash—beginning of year	4,995	48,667
Cash—end of year	**$ 1,673**	**$ 4,995**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

CIRQ+, Inc. was incorporated on December 2, 2016, in the state of Delaware. The financial statements of CIRQ+ Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Scottsdale, Arizona.

CIRQ+ is an automation, and robotics platform for commercial properties that protects people, helps reduce costs and lowers carbon emissions with plug and play technology.

The company combines AI, Cloud, SaaS, IoT, Big Data, and Autonomous Robots to bring commercial properties into the twenty first century. The CIRQ+ unified technology platform offers two distinct offerings; First is a retrofittable commercial Smart Room system controlled by their Cloud / AI that connects to an in-room hub, enabling a mesh network of IoT devices and sensors creating a free-standing Energy Management System that lowers energy costs and reduces carbon emissions.

Additionally in response to the COVID-19 crisis the team leveraged its unified platform to develop CBOT, an autonomous disinfection robot that electrostatically sprays and treats spaces without manual labor, and helps to establish new disinfecting standards and policies.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred.

Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related various materials, various parts and finished goods which are determined using a FIFO method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Office equipment	5-7 years
FA Entertainment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level in which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

CIRQ+ Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of both hardware, recurring software, and consumable subscriptions.

Cost of sales

Costs of goods sold include the cost of equipment sold, cost of labor, and contractors.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $12,407 and $53,176, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of restricted stocks.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 26, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements.

The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	-	285,377
Total Inventories	**$ -**	**$ 285,377**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Payroll Liabilities	19,053	1,651
Customer Deposits	25,208	89,408
Accrued interest	58,927	-
Total Other Current Liabilities	**103,188**	**91,059**

5.   PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021		2020	
Office equipment	$	454	$	454
FA Entertainment		958		958
Property and Equipment, at Cost		1,412		1,412
Accumulated depreciation		(565)		(282)
Property and Equipment, Net	$	847	$	1,130

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021 and 2020 were in the amount of $282 and $282, respectively.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 shares of Common Shares class A and class B with a par value of $0.001. As of December 31, 2021, and December 31, 2020, 2,000,000 shares of class A have been issued and are outstanding.

As of December 31, 2021, and December 31, 2020, 1,357,377 and 969,922 shares of Class B have been issued and are outstanding, respectively.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of Preferred Shares with $0.01 par value. As of December 31, 2021, and December 31, 2020, no Preferred Shares have been issued and are outstanding.

7.   SHAREBASED COMPENSATION

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards		Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$	-	-
Granted	12,000	$	0.00	
Vested	-	$	-	
Forfeited	-	$	-	
Outstanding at December 31, 2020	12,000	$	0.00	9.88
Granted		$	0.00	
Vested	(4,000)	$	-	
Forfeited	-	$	-	
Outstanding at December 31, 2021	8,000	$	0.00	8.88

The fair value of the restricted stock awards were estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2021 and 2020 was $3 and $0.53, respectively.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Mirsine Deros	$ 150,000	5.00%	10/15/2019	10/14/2022	7,500	7,500	150,000	$ -	150,000	7,500	7,500	150,000	$ -	150,000
Promissory Note -William Smallwood	$ 102,500	5.00%	10/20/2020	11/15/2022	427	427	102,500		102,500	-	-	-	-	-
Promissory Note -Doug Fiscella	$ 25,000	6.00%	11/4/2021	10/30/2022	1,000	1,000	25,000		25,000	-	-	-	-	-
Total					$ 8,927	$ 8,927	$ 277,500	$ -	$ 150,000	$ 7,500	$ 7,500	$ 150,000	$ -	$ 150,000

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 277,500
2023	-
2024	-
Thereafter	-
Total	**$ 277,500**

Line of Credit

On June 1, 2017, The Company entered into a Line of Credit agreement with Atom Inc. The credit facility size $1,000,000. The interest rate is 3% per annum. The credit balance and all accrued interest will be due and is payable on June 30, 2023. The total outstanding balance as of December 31, 2021 and December 31, 2020 was $265,491 and $176,929, respectively. The entire balance is classified as current.

Convertible Note(s)

The following is the summary of the convertible notes:

Debt Instrument Nam	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
DAJTN CIRQ	$ 150,000	5.00%	4/10/2018	3/21/2022	7,500	7,500	-	150,000	150,000	7,500	7,500	-	$ 150,000	150,000
DAJTN CIRQ	$ 350,000	5.00%	9/22/2017	3/21/2022	17,500	17,500		350,000	350,000	17,500	17,500		$ 350,000	350,000
Desmond Smith	$ 500,000	5.00%	7/18/2018	4/11/2022	25,000	25,000		500,000	500,000	25,000	25,000		$ 500,000	500,000
Total					$ 50,000	$50,000	$ -	$ 1,000,000	$ 1,000,000	$50,000	$ 50,000	$ -	$ 1,000,000	$ 1,000,000

The convertible notes are convertible into membership units at a conversion price. The conversion price per membership interest or share (as the case may be) equal to seventy percent (75%) of the share or per membership interest price of the Qualified Securities issued in a Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021		2020	
Net Operating Loss	$	(159,288)	$	42,790
Valuation Allowance		159,288		(42,790)
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021		2020	
Net Operating Loss	$	(402,706)	$	(243,417)
Valuation Allowance		402,706		243,417
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets.

On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,513,930, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,513,930. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions

10. RELATED PARTY

There are no related party transactions.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 26, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Yani Deros, Principal Executive Officer of CIRQ PLUS, INC. , hereby certify that the financial statements of CIRQ PLUS, INC. included in this Report are true and complete in all material respects.

Yani Deros

CEO